Tel 404 817 8500 Fax 404 881 0470	Holland & Knight LLP One Atlantic Center 1201 West Peachtree Street, N.E. Suite 2000 Atlanta, GA 30309-3400 www.hklaw.com

Howard S. Hirsch 404 898 8130 howard.hirsch@hklaw.com

November 3, 2006

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Attn: Michael McTiernan, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:	Wells Real Estate Fund VII, L.P. (Reg. No. 0-25606)
Preliminary Proxy Statements on Schedule 14A
Filed October 5, 2006

Dear Mr. McTiernan:

This letter is in response to your letter dated October 25, 2006, concerning our client Wells Real Estate Fund VII, L.P. (“Fund VII”), in which you made certain comments relating to our client’s Preliminary Proxy Statement filed on October 5, 2006. We have restated each of your questions below and addressed each one in the order you presented them to us in your letter.

1.	Please provide a detailed analysis of why the proposed transactions are not Rule 13e-3 transactions as defined in Rule 13e-3(a)(3) of the Exchange Act.

Response: After further review and analysis, we agree that the proposed transaction may be deemed to be a Rule 13e-3 transaction. Accordingly, today Fund VII filed a Schedule 13E-3 in compliance with Rule 13e-3.

2.	Please disclose the amount of proceeds expected to be distributed to the limited partners upon consummation of the transactions described in the preliminary proxy statement.

Response: In response to this comment, we have included the amount of proceeds expected to be distributed to the limited partners upon the consummation of the proposed transaction on pages ix and 6 of the revised Preliminary Proxy Statement for Fund VII, filed with the Commission on November 3, 2006.

3.	Please expand your discussion under this heading to include a discussion of the potential for appreciation in the outparcels as a result of the construction commenced by the North Carolina Department of Transportation in August 2006 and the announcement of Lat Purser’s intentions to expand Tanglewood Commons.

Response: In response to this comment, we have expanded the discussion under the “Benefits to the General Partners of Approval By the Limited Partners of Both Proposals” heading to include a discussion of the potential for appreciation in the Outparcels as a result of the construction commenced by the North Carolina Department of Transportation in August 2006 and the announcement of Lat Purser’s intentions to expand Tanglewood Commons. See page 7 of the revised Preliminary Proxy Statement for Fund VII, filed with the Commission on November 3, 2006.

Per your request, please see the attached acknowledgement from our client, entitled Exhibit A. Please do not hesitate to contact the undersigned if you have any questions regarding this letter.

Very truly yours,

HOLLAND & KNIGHT LLP

By:	/s/ Howard S. Hirsch
Howard S. Hirsch

Enclosure

cc:	Mr. Leo F. Wells, III (w/encls.)
Donald Kennicott, Esq. (w/encls.)

Exhibit A

Wells Real Estate Fund VII, L.P.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

November 3, 2006

Division of Corporation Finance

Securities and Exchange Commission

Attn: Michael McTiernan, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:	Wells Real Estate Fund VII, L.P. (Reg. No. 0-25606)
Preliminary Proxy Statement on Schedule 14A
Filed October 5, 2006

Dear Mr. McTiernan:

In connection with our response to your comments regarding the Preliminary Proxy Statement referenced above, please be advised that Wells Real Estate Fund VII, L.P. (the “Company”) acknowledges that the disclosure contained in the filing, and the accuracy and adequacy of such disclosure, is the responsibility of the Company. The Company further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority does not foreclose the Commission from taking any action with respect to the filing, and does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing.

The Company also represents to the Commission that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WELLS REAL ESTATE FUND VII, L.P.
(Registrant)

By:	WELLS PARTNERS, L.P.
General Partner

	By:	WELLS CAPITAL, INC.
General Partner

		By:	/s/ Douglas Williams
Douglas Williams
Senior Vice President